sapa:

03 APR -8 AM 7:21

03-03-31

03007936

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 31 March 2003:

Sapa expands in China

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

PROCESSED
APR 16 2003
THOMSON
FINANCIAL

Enclosure

dw 4/14

sapa:

Pressmeddelande

31 March 2003

Sapa expands in China

Sapa continues its expansion in China. The Swedish subsidiary Sapa Profiler AB opens a new business to supply high-quality components in Shanghai. The investment is initiated immediately and Sapa Profiles (Shanghai) Ltd is scheduled to be active from the turn of the year 2003/2004. The company will initially occupy around 20 employees.

The expansion is a natural step in Sapa's strategy to grow also outside Europe. China is a strategic market with a large growth potential.

"When our customers become more global, we want to follow them to be able to supply value-added aluminium profiles on the spot", says Arne Rengstedt, MD at Sapa Profiler AB.

David Littler has been appointed the new MD for Sapa Profiles (Shanghai) Ltd. David Littler comes from Sapa Heat Transfer in Shanghai. Sapa Heat Transfer manufactures heat exchange strip for the global automotive industry and has been present in China since 1998.

For further information, please contact, Eva Ekselius, Communications Manager Sapa Profiler AB, telephone +46-383-942 89.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 11 billion SEK, with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com